Exhibit 99.2

CIS Acqusition Ltd.

Index to Financial Statements

Page No.
CIS Acquisition Ltd. for the Year Ended October 31, 2013
Report of Independent Registered Public Accounting Firm	F-1
Balance Sheets as of October 31, 2013 and 2012	F-2
Statements of Operations for the Year Ended October 31, 2013
and for the Period November 28, 2011 (Inception) Through October 31, 2012
and for the Period November 28, 2011 (Inception) Through October 31, 2013	F-3
Statement of Changes in Shareholders’ Equity for the Period from November 28, 2011 (Inception) through October 31, 2013	F-4
Statements of Cash Flows for the Year Ended October 31, 2013
and for the Period November 28, 2011 (Inception) Through October 31, 2012
and for the Period November 28, 2011 (Inception) Through October 31, 2013	F-5
Notes to Financial Statements	F-6

CIS Acquisition Ltd. for the Six Months Ended April 30, 2014 (Unaudited)
Balance Sheet as of April 30, 2014	F-18
Statements of Operations for the Six Months Ended April 30, 2014 and 2013	F-19
Statement of Changes in Shareholders’ Equity for the Six Months Ended April 30, 2014	F-20
Statements of Cash Flows for the Six Months Ended April 30, 2014 and 2013	F-21
Notes to Financial Statements	F-22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of CIS Acquisition Ltd.

We have audited the accompanying balance sheets of CIS Acquisition Ltd. (a company in the development stage) (the “Company”) as of October 31, 2013 and 2012, and the related statements of operations, changes in shareholders’ equity and cash flows for the year ended October 31, 2013, for the period from November 28, 2011 (inception) through October 31, 2012 and for the period from November 28, 2011 (inception) through October 31, 2013.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CIS Acquisition Ltd. (a company in the development stage), as of October 31, 2013 and 2012, and the results of its operations and its cash flows for the year ended October 31, 2013, for the period from November 28, 2011 (inception) through October 31, 2012 and for the period from November 28, 2011 (inception) through October 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 1, the Company has no present revenue and the Company’s cash and working capital as of October 31, 2013, are not sufficient to complete its planned activities through June 21, 2014, the date the Company is required to liquidate if it is unable to complete an acquisition transaction, which date may be extended to September 21, 2014 in certain circumstances.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans regarding these matters are also described in Note 1.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Marcum LLP

Marcum LLP

New York, NY

March 17, 2014

F-1

CIS Acquisition Ltd.

(A Company in the Development Stage)

BALANCE SHEETS

	As of October 31,
	2013	2012
ASSETS
Current Assets:
Cash and cash equivalents	$135,659	$32,438
Prepaid expenses and other current assets	69,000	-
Total current assets	204,659	32,438

Deferred offering costs	-	342,344
Restricted investments and cash equivalents held in Trust Account	41,614,621	-
Total assets	$41,819,280	$374,782

LIABILITIES, REDEEMABLE SHARES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable to shareholder	$-	$322,155
Accrued offering costs	-	32,500
Accrued expenses	59,440	-
Total current liabilities	59,440	354,655

Warrant liability	3,230,000	-
Total liabilities	3,289,440	354,655

Commitments and contingencies:

Class A shares, subject to possible redemption or tender, 3,500,000 and 0 shares at redemption value	36,400,000	-

Shareholders’ Equity
Preferred shares, $0.0001 par value, 5,000,000 shares authorized; none issued or outstanding	-	-
Class A shares, $0.0001 par value, 25,000,000 shares authorized; 1,636,000 and 0 shares issued and outstanding (excluding 3,500,000 and 0 Class A shares subject to possible redemption or tender) at October 31, 2013 and 2012, respectively	164	-
Class B shares, $0.0001 par value, 25,000,000 shares authorized; none issued or outstanding	-	-
Class C shares, $0.0001 par value, 25,000,000 shares authorized; none issued or outstanding	-	-
Ordinary shares $0.0001 per share; 75,000,000 shares authorized; 0 and 1,090,000 shares issued and outstanding at October 31, 2013 and 2012, respectively (1)(2)	-	109
Additional paid in capital	5,563,747	24,891
Deficit accumulated during the development stage	(3,434,071)	(4,873)
Total shareholders’ equity	2,129,840	20,127

Total liabilities, redeemable common share and shareholders’ equity	$41,819,280	$374,782

(1) At October 31, 2012, ordinary shares outstanding included an aggregate of 90,000 ordinary shares held by the founders that were subject to redemption if the underwriters’ over-allotment option was not exercised in full. Such 90,000 ordinary shares became Class A shares upon the closing of the Public Offering and were redeemed for no consideration on March 18, 2013 because the underwriters over-allotment option expired unexercised on that date.

(2) Share amounts have been retroactively restated to reflect the effect of the contribution of an aggregate of 75,000 ordinary shares to the Company’s capital at no cost to the Company and the subsequent cancellation of such shares on November 30, 2012 and the contribution of an aggregate of 272,500 ordinary shares to the Company’s capital at no cost to the Company and the subsequent cancellation of such shares on December 14, 2012.

The accompanying notes are an integral part of these financial statements.

F-2

CIS Acquisition Ltd.

(A Company in the Development Stage)

STATEMENTS OF OPERATIONS

	For the Year Ended October 31, 2013	For the Period November 28, 2011 (Inception) Through October 31, 2012	For the Period November 28, 2011 (Inception) Through October 31, 2013

Formation and operating costs
Legal and professional fees	$95,252	$4,873	$100,125
Office expense – related party	75,000	-	75,000
General and administrative expenses	43,567	-	43,567

Loss from operations	(213,819)	(4,873)	(218,692)

Change in fair value of warrants	(3,230,000)	-	(3,230,000)
Interest income	14,621	-	14,621
Net loss	$(3,429,198)	$(4,873)	$(3,434,071)

Weighted average shares outstanding, basic and diluted (1)(2)	1,548,877	1,000,000
Basic and diluted net loss per common share	$(2.21)	$(0.00)

(1) Excludes an aggregate of 90,000 ordinary shares held by the founders that were subject to redemption to the extent the underwriters’ over-allotment option was not exercised in full. Such shares became Class A Shares upon closing of the Public Offering and were redeemed for no consideration on March 18, 2013.

(2) Share amounts have been retroactively restated to reflect the effect of the contribution of an aggregate of 75,000 ordinary shares to the Company’s capital at no cost to the Company and the subsequent cancellation of such shares on November 30, 2012 and the contribution of an aggregate of 272,500 ordinary shares to the Company’s capital at no cost to the Company and the subsequent cancellation of such shares on December 14, 2012.

The accompanying notes are an integral part of these financial statements.

F-3

CIS Acquisition Ltd.

(A Company in the Development Stage)

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Period from November 28, 2011 (Inception) through October 31, 2013

	Ordinary Shares		Class A Shares		Additional Paid-in	Deficit Accumulated During the Development	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	Stage	Equity

Balance, November 28, 2011 (inception)	-	$-	-	$-	$-	$-	$-

Sale of ordinary shares on November 28, 2011, at $0.0001 per share	38	-	-	-	-	-	-

Sale of ordinary shares on February 13, 2012, at approximately $0.0087 per share	1,089,962	109	-	-	24,891	-	25,000

Net loss for the period from November 28, 2011 (inception) through October 31, 2012	-	-	-	-	-	(4,873)	(4,873)

Balance, October 31, 2012	1,090,000	$109	-	$-	$24,891	$(4,873)	$20,127

Exchange of founders’ Ordinary Shares for Class A shares	(1,090,000)	(109)	1,090,000	109	-	-	-

Sale of 4,000,000 units on December 21, 2012 at $10.00 per unit, net of underwriters’ discount and offering costs	-	-	4,000,000	400	38,560,791	-	38,561,191

Sale of 4,500,000 warrants on December 21, 2012 at $0.75 per warrant in a private placement	-	-	-	-	3,375,000	-	3,375,000

Sale of 136,000 Class A shares on December 21, 2012 at approximately $0.02 per share, to the underwriters	-	-	136,000	14	2,706	-	2,720

Forfeiture of Founders’ Shares in connection with the option underwriters’ election to not exercise their over-allotment on March 18, 2013	-	-	(90,000)	(9)	9	-	-

Net proceeds subject to possible redemption of 3,500,000 shares at redemption value (1)	-	-	(3,500,000)	(350)	(36,399,650)	-	(36,400,000)

Net loss for the year ended October 31, 2013	-	-	-	-	-	(3,429,198)	(3,429,198)

Balance, October 31, 2013	-	$-	1,636,000	$164	$5,563,747	$(3,434,071)	$2,129,840

(1) A total of 3,500,000 shares of Class A Shares were subject to redemption or tender at October 31, 2013.

The accompanying notes are an integral part of these financial statements.

F-4

CIS Acquisition Ltd.

(A Company in the Development Stage)

STATEMENTS OF CASH FLOWS

	For the Year Ended October 31,2013	For the Period November 28, 2011 (Inception) Through October 31, 2012	For the Period November 28, 2011 (Inception) Through October 31, 2013
Cash flows from operating activities:
Net Loss	$(3,429,198)	$(4,873)	$(3,434,071)
Adjustments to reconcile net loss to net cash used in operating activities:
Accretion of discount on investments held in trust	(14,621)	-	(14,621)
Change in fair value of warrant liability	3,230,000		3,230,000
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(69,000)	-	(69,000)
Accrued liabilities	59,440	-	59,440
Net cash used in operating activities	(223,379)	(4,873)	(228,252)

Cash flows from investing activities:
Purchases of restricted investments and cash equivalents held in Trust Account	(83,211,600)	-	(83,211,600)
Proceeds from maturity of restricted investments and cash equivalents held in Trust Account	41,611,600	-	41,611,600
Net cash used in investing activities	(41,600,000)	-	(41,600,000)

Cash flows from financing activities:
Proceeds from sale of shares to intial shareholders	-	25,000	25,000
Proceeds from Public Offering, net of offering costs	39,016,600	-	39,016,600
Proceeds from note payable to an affiliate	(322,155)	322,155	-
Payment of deferred offering costs	(145,565)	(309,844)	(455,409)
Proceeds from Warrant Offering	3,375,000	-	3,375,000
Proceeds from Sale of Class A Shares to Underwriter	2,720	-	2,720
Net cash provided by financing activities	41,926,600	37,311	41,963,911

Net (decrease) increase in cash and cash equivalents	103,221	32,438	135,659
Cash and cash equivalents - beginning	32,438	-	-
Cash and cash equivalents - ending	$135,659	$32,438	$135,659

Supplemental Disclosure of Non-cash Financing Activities:
Accrual of deferred offering costs	$-	$32,500	$-

The accompanying notes are an integral part of these financial statements.

F-5

CIS Acquisition Ltd.
(A Development Stage Company)

 Notes to Financial Statements

1.	Organization, Plan of Business Operations, Liquidity and Going Concern

Organization and Plan of Business Operations

CIS Acquisition Ltd. (a corporation in the development stage) (the “Company”) was formed on November 28, 2011 under the laws of the British Virgin Islands as an innovated public acquisition company (“IPAC”). The Company was formed to acquire, through a merger, share exchange, asset acquisition, share purchase, reorganization, exchangeable share transaction or other similar business transaction, one or more operating businesses or assets that the Company has not yet identified (“Acquisition Transaction”). An IPAC is a blank check company that permits the Company to return funds from a trust account to redeeming shareholders after the completion of an Acquisition Transaction. Although the Company is not limited to a particular geographic region or industry, it intends to focus on operating businesses with primary operations in Russia and Eastern Europe. As of October 31, 2013, the Company had not yet commenced operations. All activity through October 31, 2013 relates to the Company’s formation, initial public offering of its securities and search for a suitable operating business or assets with which to complete an Acquisition Transaction. The Company is considered to be in the development stage as defined in Financial Accounting Standards Board (“FASB”) Accounting Standard Codification, or ASC 915, “Development Stage Entities,” and is subject to risks associated with activities of development stage companies.

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the accounting and disclosure rules of the Securities and Exchange Commission (“SEC”). The Company has evaluated events through the issuance of this Form 20-F.

The Company was required to determine if it was a foreign private issuer (“FPI”) under Rule 3b4(d) of the Exchange Act, as of a date within 30 days of the filing of the Registration Statement with the SEC for the Public Offering. The Company determined it was an FPI prior to the filing of the Registration Statement. As an FPI, the Company will be required to comply with the tender offer rules in connection with its initial Acquisition Transaction. The Company is required to determine its status as an FPI on an ongoing basis for all subsequent fiscal years as of the last day of its most recently completed second fiscal quarter. Accordingly, as of the last day of its most recently completed second quarter (April 30, 2013), the Company determined that it was an FPI. If the Company were to no longer qualify as an FPI (as set forth in Rule 3b4 of the Exchange Act), the Company would then become subject to the US domestic issuer rules as of the first day of its fiscal year following the determination date.

The registration statement for the Company’s initial public offering (“Public Offering”) was declared effective on December 18, 2012. On December 21, 2012, the Company consummated the Public Offering and received proceeds (net of underwriter’s discount of $720,000 and offering costs of $718,809) of $38,561,191. The Company also received $3,375,000 from the issuance of 4,500,000 warrants (“Placement Warrants”) in a private placement (the “Private Placement”) and $2,720 from the issuance of 136,000 of its callable Class A Shares in a private placement (the “Underwriter Placement”).

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering, the Private Placement and the Underwriter Placement, although substantially all of the net proceeds are intended to be applied generally toward consummating an Acquisition Transaction. There is no assurance that the Company will be able to affect an Acquisition Transaction successfully. Upon the closing of the Public Offering, $41,600,000 ($10.40 per share sold in the Public Offering), including the proceeds of the Private Placement and the Underwriter Placement, was placed in and continues to be held in a trust account (the “Trust Account”) and is invested in U.S. government treasury bills having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, that invest solely in U.S. Treasuries until the earlier of the consummation of the Company’s initial Acquisition Transaction and the Company’s failure to consummate an Acquisition Transaction within the prescribed time.

F-6

CIS Acquisition Ltd.
(A Development Stage Company)

 Notes to Financial Statements

1.	Organization, Plan of Business Operations, Liquidity and Going Concern, continued

Organization and Plan of Business Operations, continued

Placing funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, service providers, prospective target businesses or other entities it engages, execute agreements with the Company waiving any claim of any kind in or to any monies held in the Trust Account, there is no guarantee that such persons will execute such agreements. If the Company is unable to complete an Acquisition Transaction and is forced to dissolve and liquidate, our founders, by agreement, will jointly and severally indemnify the Company for all claims of contracted parties, to the extent the Company fails to obtain valid and enforceable waivers from such parties. Under these circumstances, the Company’s board of directors would have a fiduciary obligation to the Company’s shareholders to bring a claim against our founders to enforce their indemnification obligations. The Company has questioned our founders on their financial net worth and reviewed their financial information and believes they will be able to satisfy any indemnification obligations that may arise, although there can be no assurance of this. Our founders are under no obligation to us to preserve their assets or provide the Company with information regarding changes in their ability to satisfy these obligations.

The Company’s units are listed on the Nasdaq Capital Markets (“Nasdaq”). Pursuant to the Nasdaq listing rules, the target business or businesses that the Company acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (less taxes payable) at the time of the execution of a definitive agreement for its initial Acquisition Transaction, although the Company may acquire a target business whose fair value significantly exceeds 80% of the Trust Account balance.

The Company, after signing a definitive agreement for the acquisition of a target business, is required to provide shareholders who acquired shares in the Public Offering (“Public Shareholders”) with the opportunity to redeem their public shares for a pro rata share of the Trust Account by means of a tender offer (or it may have the option of conducting redemptions in conjunction with a proxy solicitation pursuant to the proxy rules if the Company is no longer an FPI). Each Public Stockholder will be entitled to receive a full pro rata portion of the amount then in the Trust Account ($10.40 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company or necessary to pay its taxes). The Company will consummate an initial Acquisition Transaction only if holders of no more than 87.5% of the public shares elect to convert (in case of a shareholder meeting) or sell their shares to the Company (in the case of a tender offer) and, solely if the Company seeks shareholder approval, a majority of the outstanding shares of a common shares voted are voted in favor of the Acquisition Transaction.

The Company is not required to obtain shareholder approval for the Acquisition Transaction, unless the nature of the acquisition would require such approval under applicable British Virgin Islands law. Public Shareholders will be entitled to redeem or will have their shares automatically redeemed for cash equal to the pro rata portion of the Trust Account in connection with the Acquisition Transaction, regardless of how it is structured. The manner in which Public Shareholders may redeem their shares or will have their shares automatically redeemed will depend on one of the following structures of the transaction:

Pre-acquisition tender offer: Prior to the consummation of an Acquisition Transaction, a tender offer would be initiated for all outstanding callable Class A Shares at a price equal to a pro rata share of the Trust Account. Public Shareholders will be entitled to tender all or a portion of their callable Class A Shares. However, the Company’s founders would not be eligible to tender any shares they own in such tender offer.

F-7

CIS Acquisition Ltd.
(A Development Stage Company)

 Notes to Financial Statements

1.	Organization, Plan of Business Operations, Liquidity and Going Concern, continued

Organization and Plan of Business Operations, continued

 Post-acquisition tender offer: A Report of Foreign Private Issuer would be filed on Form 6-K with the SEC disclosing that the Company has entered into a definitive acquisition transaction agreement and intends to consummate the Acquisition Transaction without shareholder vote or a pre-acquisition tender offer. Prior to the consummation of the Acquisition Transaction, the Company shall seek to have certain Class A shareholders (accredited investors who own 5% or more of shares) elect to convert all of their callable Class A Shares into Class C Shares on a one-for-one basis, with any remaining callable Class A Shares automatically converting to callable Class B Shares immediately following consummation of the Acquisition Transaction. After filing, the Acquisition Transaction will be completed upon satisfaction of all closing conditions and, within 30 days of the closing, the Company will commence a tender offer for all outstanding callable Class B Shares. Public Shareholders will be entitled to tender all or a portion of their callable Class B Shares. The Class C Shares are not eligible to participate in any post-acquisition tender offer. In case of (i) failure to commence the issuer tender offer within 30 days of consummation of the Acquisition Transaction, (ii) failure to complete the issuer tender offer within 6 months, or (iii) failure to complete the issuer tender offer within 21 months of the consummation of the Public Offering, then within 5 business days thereafter, the Company will automatically liquidate the Trust Account and release a pro rata portion of the Trust Account to Public Shareholders of Class B Shares. If the Company is no longer an FPI and shareholder approval of the transaction is required by British Virgin Islands law or the NASDAQ Capital Market or the Company decides to obtain shareholder approval for business reasons, the Company will:

•	conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules, and

•	file proxy materials with the SEC.

The Company will consummate an Acquisition Transaction only if holders of no more than 87.5% of the shares sold in the Proposed Offering exercise their redemption rights.

The Company has until June 21, 2014 to complete the Acquisition Transaction. If the Company has an executed letter of intent, agreement in principal or definitive agreement with respect to an Acquisition Transaction prior to June 21, 2014, the time period will be automatically extended to September 21, 2014 if an initial filing with the SEC of a tender offer, proxy, or registration statement is made, but the Acquisition Transaction is not completed by June 21, 2014.

If the Company is unable to complete an Acquisition Transaction within the allotted time, the Company will automatically dissolve and as promptly as practicable liquidate the Trust Account and release only to Public Shareholders a pro rata share of the Trust Account (initially $10.40 per share), plus any remaining net assets. If the Company elects to effect a post-acquisition tender offer and complete an Acquisition Transaction prior to such time period, but has not completed a post-acquisition tender offer within the stated period, the Company will not be required to liquidate and wind up its affairs; however, the release of the funds in the case of a post-acquisition tender offer will be conditioned upon completion of such tender offer. The founders and holders of Underwriter Shares (defined below) have agreed to waive the right to participate in any distribution from the Trust Account, but not with respect to any units or callable Class A Shares they acquired in the Public Offering or acquire in the aftermarket.

F-8

CIS Acquisition Ltd.
(A Development Stage Company)

 Notes to Financial Statements

1.	Organization, Plan of Business Operations, Liquidity and Going Concern, continued

Liquidity and Going Concern

The Company anticipates that in order to fund its working capital requirements, the Company will need to use all of the remaining funds not held in trust, the interest earned on the funds held in the trust account, as well as enter into contingent fee arrangements with its vendors. The Company may need to raise additional capital through additional loans or additional investments from its founders, officers, directors, or third parties. None of the founders, officers or directors is under any obligation to advance funds to, or to invest in, the Company. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of its business plan, and controlling overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of these uncertainties.

2.	Public Offering and Private Placement

In connection with the Public Offering, on December 21, 2012, the Company sold 4,000,000 Units at $10.00 per unit (“Units”) generating gross proceeds of $40,000,000. Each Unit consists of one callable Class A Share, $0.0001 par value, and one redeemable warrant (each a “Warrant”) to purchase one ordinary share of the Company. Each Warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of $10.00 commencing on the later of (a) December 18, 2013 and (b) the consolidation of each series of the Company’s ordinary shares into one class of ordinary shares, and will expire on the earlier of December 18, 2017 and the date of the Company’s dissolution and liquidation of the Trust Account, unless such Warrants are earlier redeemed.

The Warrants may be redeemed by the Company at a price of $0.01 per Warrant in whole but not in part upon 30 days prior written notice after the Warrants become exercisable, only in the event that the last sale price of the ordinary shares is at least $15.00 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given. In the event that there is no effective registration statement or prospectus covering the ordinary shares issuable upon exercise of the Warrants, holders of Warrants may elect to exercise them on a cashless basis by paying the exercise price by surrendering their Warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of shares underlying the redeemable warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” means the average reported last sale price of our ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the Warrant notice is sent to the warrant agent. The Company would not receive additional proceeds to the extent the redeemable warrants are exercised on a cashless basis.

The callable Class A Shares and Warrants began separate trading on March 18, 2013. The callable Class A Shares will continue to trade until the Acquisition Transaction has been completed, at which time they will either: (i) automatically be consolidated with all ordinary shares into one series, if redemption rights were granted prior to, or concurrently with, the completion of the Acquisition Transaction; or (ii) automatically separate from the units and convert to callable Class B Shares, if the Acquisition Transaction is completed prior to a post-acquisition tender offer. After the post-acquisition tender offer, the callable Class B Shares will be consolidated with other outstanding ordinary shares. Upon consummation of the Public Offering, the ordinary shares purchased by the founders were exchanged for Class A Shares (Note 6). Such shares will not be redeemable, will be placed in escrow and will not be released until December 18, 2014.

F-9

CIS Acquisition Ltd.

(A Development Stage Company)

Notes to Financial Statements

2.	Public Offering and Private Placement, continued

The Company sold to Chardan Capital Markets, LLC and its designees (the “Underwriter”), for an aggregate of $100, an option to purchase 280,000 units at an exercise price of $12.00 per unit, which is comprised of 280,000 ordinary shares and warrants to purchase 280,000 ordinary shares. The Underwriter’s unit purchase option will be exercisable at any time, in whole or in part, from the later of (i) the consolidation of each series of the Company’s ordinary shares into one class of ordinary shares, or (ii) June 18, 2013, and expire on the earlier of December 18, 2017 and the day immediately prior to the day on which the Company has been dissolved. The Company has accounted for the fair value of the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Public Offering resulting in a charge directly to shareholders’ equity. The Company estimated that the fair value of this unit purchase option was approximately $968,876 (or $3.46 per unit) using a Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriter was estimated as of the date of grant using the following assumptions: (1) expected volatility of 46%, (2) risk-free interest rate of 0.76% and (3) expected life of five years. The Company has no obligation to net cash settle the exercise of the unit purchase option or underlying Warrants.

In connection with the Underwriter Placement, on December 21, 2012, the Company sold to the underwriters of the Public Offering, including Maxim Group LLC, the qualified independent underwriter, for an aggregate of $2,720, an aggregate of 136,000 Class A Shares (the “Underwriter Shares”). Such shares are not redeemable, have been placed in escrow and will not be released until December 18, 2014. Additionally, the underwriters have agreed to waive their rights to participate in any distribution from the Trust Account. The Company accounted for the fair value of the Underwriter Shares, inclusive of the receipt of $2,720 cash payment, as an expense of the Public Offering resulting in a charge directly to shareholders’ equity. The Company estimates that the fair value of these shares was approximately $1,360,000 ($10.00 per share).

In connection with the Private Placement, on December 21, 2012, the founders and certain of their designees purchased 4,500,000 warrants (the “Placement Warrants”) at a price of $0.75 per warrant for an aggregate purchase price of $3,375,000. The proceeds from the sale of the Placement Warrants are held in the Trust Account pending completion of the Acquisition Transaction. The Placement Warrants are identical to the Warrants, except that the Placement Warrants are (i) subject to certain transfer restrictions described below, (ii) cannot be redeemed by the Company, and (iii) may be exercised during the applicable exercise period, on a for cash or cashless basis, at any time after the consolidation of each series of the Company’s ordinary shares into one class of ordinary shares after consummation of an Acquisition Transaction or post-acquisition tender offer, as the case may be, even if there is not an effective registration statement relating to the shares underlying the Placement Warrants, so long as such warrants are held by the founders, their designees, or their affiliates. Notwithstanding the foregoing, if the Placement Warrants are held by holders other than the founders or their permitted transferees, the Placement Warrants will only be exercisable by the holders on the same basis as the Warrants included in the units being sold in the Public Offering.

The founders have agreed, subject to certain exceptions below, not to sell, assign or otherwise transfer any of their Placement Warrants until the consummation of the Acquisition Transaction or the completion of a post-acquisition tender offer, as the case may be. Prior to the consummation of an Acquisition Transaction or the completion of a post-acquisition tender offer, as the case may be, the Placement Warrants may only be transferred (i) by gift to an affiliate or a member of the holder’s immediate family (or a member of the immediate family of its officers or directors) or to a trust or other entity, the beneficiary of which is the holder (or one of its officers or directors or a member of their respective immediate families), (ii) by virtue of the laws of descent and distribution upon death of any holder, or (iii) pursuant to a qualified domestic relations order; provided, however, that as relates to the Placement Warrants, any such transfers may be implemented only upon the respective transferee’s written agreement to be bound by the terms and conditions of the insider letter agreement executed by the transferring holder.

3.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. Significant estimates include the value of the warrants and the option sold to the Underwriter.

F-10

CIS Acquisition Ltd.
(A Development Stage Company)

Notes to Financial Statements

3.	Summary of Significant Accounting Policies, continued

Loss Per Share

Basic loss per share is computed by dividing net loss by the weighted-average number of ordinary or Class A shares, as applicable, outstanding during the period. Class A shares subject to possible redemption of 3,500,000 and 0 shares as of October 31, 2013 and 2012 , respectively, have been excluded from the calculation of basic loss per share since such shares, if redeemed, only participate in their pro rata share of the trust earnings. Weighted average shares for the year ended October 31, 2013 and for the period November 28, 2011 (inception) through October 31, 2012 were reduced for the effect of an aggregate 90,000 Class A shares that were forfeited on March 18, 2013, the date upon which the underwriters’ over-allotment option expired. Loss per share assuming dilution would give effect to the dilutive underwriter’s purchase option, warrants, and other potential ordinary shares outstanding during the period. The Company has not considered the effect of warrants to purchase 8,500,000 ordinary shares and the underwriter’s option to purchase 280,000 Units in the calculation of diluted loss per share, since the exercise of the warrants and the option is contingent upon the occurrence of future events.

Cash and Cash Equivalents

Cash: The Company maintains its cash with high credit quality financial institutions. At times, the Company’s cash and cash equivalents may be uninsured or in deposit accounts that exceed insured amounts. Accordingly, the Company is subject to the risk of failure of the financial institutions where it maintains its cash deposits. In September, 2013, approximately $55,000 was wired from the Company’s former operating bank account pursuant to unauthorized wire instructions. As of October 31, 2013, the company was seeking recovery of the stolen funds from the banking institution. On March 4, 2014, the Company received $50,000 as a settlement from the bank in connection with the unauthorized wire theft.

Cash Equivalents: The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

Restricted Investments and Cash Equivalents Held in Trust Account

The amounts held in the Trust Account represent substantially all of the proceeds of the Public Offering, the Private Placement and the Underwriter Placement and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of an Acquisition Transaction.

As of October 31, 2013, investment securities held in the Trust Account consisted of $41,614,296 in a United States Treasury Bill, which matures on February 6, 2014 and $325 of cash equivalents. The Company classifies its United States Treasury securities as held-to-maturity in accordance with ASC 320 “Investments – Debt and Equity Securities”. Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheet and are adjusted for the accretion of discounts.

A decline in the market value of held-to-maturity securities below cost that is deemed to be other than temporary, results in an impairment that reduces the carrying costs to such securities’ fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and accretion is included in the “interest income” line item in the statements of operations. Interest income is recognized when earned.

F-11

CIS Acquisition Ltd.
(A Development Stage Company)

Notes to Financial Statements

3.	Summary of Significant Accounting Policies, continued

Restricted Investments and Cash Equivalents Held in Trust Account, continued

The carrying amount, gross unrealized holding gains and the fair value of held-to-maturity securities at October 31, 2013 are as follows:

	Carrying Amount	Gross Unrealized Holding Loss	Fair Value
Held-to-maturity:
U.S. Treasury Bills	$41,614,621	$190	$41,614,431

Income Tax

The Company complies with FASB ASC 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. FASB ASC 740 also establishes recognition requirements for the accounting for uncertainty in income taxes. The Company has identified the British Virgin Islands as its only major tax jurisdiction. There were no unrecognized tax benefits as of October 31, 2013. Since the Company was incorporated on November 28, 2011, the evaluation was performed for the tax years ended October 31, 2013 and 2012, which will be the only periods subject to examination. The section prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at October31, 2013. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

Fair Value Measurements

The carrying amounts of cash, cash equivalents, restricted cash, and accrued expenses and other current liabilities, approximate fair value due to the short-term nature of these instruments.

Fair value is defined as an exit price, representing the amount that would be received upon the sale of an asset or payment to transfer a liability in an orderly transaction between market participants. Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or liability. A three-tier fair value hierarchy is used to prioritize the inputs in measuring fair value as follows:

Level 1.	Quoted prices in active markets for identical assets or liabilities.
Level 2.	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable, either directly or indirectly.
Level 3.	Significant unobservable inputs that cannot be corroborated by market data.

F-12

CIS Acquisition Ltd.

(A Development Stage Company)

Notes to Financial Statements

3.	Summary of Significant Accounting Policies, continued

Fair Value Measurements, continued

The assets or liability’s fair value measurement within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. The following table provides a summary of the assets that are measured at fair value on a recurring basis.

	Consolidated Balance Sheet	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Quoted Prices for Similar Assets or Liabilities in Active Markets (Level 2)	Significant Unobservable Inputs (Level 3)
Derivative Liabilities:
October 31, 2013	$3,230,000	$-	$-	$3,230,000

The following table sets forth a summary of the changes in the fair value of the Company’s Level 3 financial liabilities that are measured at fair value on a recurring basis:

	For the Years Ended October 31,
	2013	2012
Beginning balance	$-	$-
Aggregate fair value of warrant liability upon issuance	-	-
Change in fair value of warrant liability – recorded after the balance sheet dated December 21, 2012, but during the year ended October 31, 2013 (as explained below)	3,230,000	-
Ending balance	$3,230,000	$-

Revised Prior Period Amounts

While preparing its balance sheet as of April 30, 2013, the Company identified and corrected an error related to the accounting for the Company’s outstanding warrants. The amount of the error was approximately $3,570,000 as of December 21, 2012. The Company determined that its outstanding warrants should have been accounted as a liability recorded at fair value and that this liability should be re-measured at each reporting period with changes in fair value being reflected in the statement of operations. The determination of this accounting methodology was made as a result of potential adjustments to the exercise price of the warrants in certain circumstances as described in the warrant agreements which do not meet the criteria for equity treatment described in ASC 815-45-7D.

In accordance with Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin Nos. 99 and 108 (“SAB 99” and “SAB 108”), the Company has evaluated these errors, based on an analysis of quantitative and qualitative factors, as to whether they were material to each of the prior reporting periods affected and if amendments of previously filed Reports of Foreign Private Issuer on Form 6-K with the SEC are required. The Company has determined that though quantitatively and qualitatively material to the previously furnished balance sheet dated December 21, 2012 on Form 6-K filed with the SEC on December 28, 2012, the Company believes the recording of the warrants as liability instruments would not have influenced an investor’s decision making process and has determined to record the liability in the year ended October 31, 2013, as opposed to a restatement and reissuance of the previously furnished balance sheet.

F-13

CIS Acquisition Ltd.

(A Development Stage Company)

Notes to Financial Statements

3.	Summary of Significant Accounting Policies, continued

Fair Value Measurements, continued

Level 3 financial liabilities consist of the derivative liabilities for which there is no current market such that the determination of fair value requires significant judgment or estimation. Changes in fair value measurements categorized within Level 3 of the fair value hierarchy are analyzed each period based on changes in estimates or assumptions and recorded as appropriate.

Level 3 liabilities are valued using unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the derivate liabilities. For fair value measurements categorized within Level 3 of the fair value hierarchy, the Company’s Chief Financial Officer determines its valuation policies and procedures. The development and determination of the unobservable inputs for Level 3 fair value measurements and fair value calculations are the responsibility of the Company’s Chief Financial Officer with support from the Company’s consultants.

 The Company accounts for the 4,000,000 warrants issued in connection with the Public Offering, and the 4,500,000 warrants issued in connection with the Private Placement in accordance with the guidance contained in ASC 815-40-15-7D whereby under that provision they do not meet the criteria for equity treatment and must be recorded as a liability. Accordingly, the Company classifies the warrant instrument as a liability at its fair value. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations.

The fair value of the warrant liability was determined by the Company using the Binomial Lattice pricing model.  This model is dependent upon several variables such as the instrument’s expected term, expected strike price, expected risk-free interest rate over the expected instrument term, the expected dividend yield rate over the expected instrument term expected volatility of the Company’s share price over the expected term, expected time to complete an acquisition and estimated probability of completing a successful acquisition.  The expected term represents the period of time that the instruments granted are expected to be outstanding.  The expected strike price is based upon a weighted average probability analysis of the strike price changes expected during the term as a result of the down round protection.  The risk-free rates are based on U.S. Treasury securities with similar maturities as the expected terms of the options at the date of valuation.  Expected dividend yield is based on historical trends.  The Company measures volatility using a blended weighted average of the volatility rates for a number of similar publicly-traded companies along with the Company’s historical volatility.

A significant decrease in the volatility or a significant decrease in the Company’s share price, in isolation, would result in a significantly lower fair value measurement. Changes in the values of the derivative liabilities are recorded in change in fair value of derivative liabilities within other expense (income) on the Company’s statements of operations.

As of October 31, 2013, there were no transfers in or out of Level 3 from other levels in the fair value hierarchy.

The inputs to the model were as follows:

	December 21, 2013	October 31, 2013
Dividend yield (per share)	0%	0%
Risk-free interest rate:	0.74%	1.3%
Expected term	5.0 yrs.	4.13 yrs.
Expected volatility rate	21.41%	18.1%
Assumed acquisition date	August 18, 2014	August 18, 2014
Estimated probability of acquisition success	61.3%	61.2%

F-14

CIS Acquisition Ltd.

(A Development Stage Company)

Notes to Financial Statements

3.	Summary of Significant Accounting Policies, continued

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, may exceed insured amounts. Accordingly, the Company is subject to the risk of failure of the financial institutions where it maintains its cash deposits. See discussion under Cash and Cash Equivalents regarding a theft against one of the Company’s former bank accounts.

Ordinary Shares Subject to Possible Conversion

The ordinary shares as part of the Units (the “Units”) issued in the Public Offering, contained a conversion feature which is subject to redemption. In accordance with ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”), redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity.

Accordingly, 3,500,000 of the 4,000,000 public shares were classified outside of permanent equity at redemption value because the redemption rights are subject to the occurrence of certain events that are outside of the Company’s control. The redemption value at October 31, 2013 was equal to approximately the pro rata share of the aggregate amount then on deposit in the Trust Account ($10.40 per share at October 31, 2013).

Recent Accounting Pronouncements

The Company does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

4.	Commitments

The Company entered into an agreement with the underwriters (the “Underwriting Agreement”). Pursuant to the Underwriting Agreement, the Company paid an underwriting discount of 1.8% of the gross proceeds of the Public Offering, or $720,000 on December 21, 2012.

The holders of the founders’ shares, as well as the holders of the Placement Warrants (and underlying securities) and Underwriter Shares, are entitled to registration rights pursuant to a registration rights agreement signed on December 18, 2012. The holders of the majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the majority of the founders’ shares and Underwriter Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which the founders’ shares are to be released from escrow. The holders of a majority of the Placement Warrants (or underlying securities) can elect to exercise these registration rights at any time after the Company consummates an Acquisition Transaction or completes a post-acquisition tender offer, as the case may be. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of an Acquisition Transaction or post-acquisition tender offer. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

F-15

CIS Acquisition Ltd.

(A Development Stage Company)

Notes to Financial Statements

5.	Related Party Transactions

The Company issued an $180,155 unsecured promissory note to Intercarbo AG on February 13, 2012. Additional unsecured promissory notes in the amounts of $52,000 and $170,000 were issued on April 30, 2012 and July 16, 2012, respectively. The notes were non-interest bearing and pursuant to their terms were to be repaid promptly after the consummation of the Public Offering. On December 24, 2012, the Company repaid $387,155 representing the aggregate balance outstanding. Intercarbo AG is an affiliate of Mr. Taras Vazhnov, a director of the Company.

The Company agreed to pay to CIS Acquisition Holding Co. Ltd., an affiliate of Anatoly Danilitskiy, our Chairman and Chief Executive Officer, and Taras Vazhnov, our director, a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing on December 18, 2012 and ending on the earlier of the consummation of an Acquisition Transaction or the Company’s liquidation. Such fees have been paid as incurred only out of interest earned on the trust account or assets not held in trust, if any. If there are insufficient funds from interest earned on the trust account or from assets not held in trust, then the obligation to CIS Acquisition Holding Co. Ltd. will be accrued and not paid. During the year ending October 31, 2013, for the period February 24, 2011(inception) through October 31, 2012 and for the period February 24, 2011(inception) through October 31, 2013, the Company has incurred $75,000, $0 and $75,000, respectively, for these office space expenses to CIS Acquisition Holding Co. Ltd.

6.	Shareholders’ Equity

Preferred Shares:

The Company’s Amended and Restated Memorandum of Association authorizes the issuance of up to 5,000,000 preferred shares each with such designation, rights and preferences as may be determined by the board of directors. No preferred shares are currently issued or outstanding.

Ordinary Shares:

The Company’s Amended and Restated Memorandum of Association authorizes the issuance of up to 75,000,000 ordinary shares. No ordinary shares are currently issued or outstanding.

Class A Shares:

The Company’s Amended and Restated Memorandum of Association authorizes the issuance of up to 25,000,000 Class A shares. As of April 30, 2013, 1,636,000 Class A shares were issued and outstanding, excluding 3,500,000 Class A shares subject to possible redemption or tender.

Class B Shares:

The Company’s Amended and Restated Memorandum of Association authorizes the issuance of up to 25,000,000 Class B Shares. No Class B shares are currently issued or outstanding.

F-16

CIS Acquisition Ltd.

(A Development Stage Company)

Notes to Financial Statements

6.	Shareholders’ Equity, continued

Ordinary Shares, continued

Class C Shares:

The Company’s Amended and Restated Memorandum of Association authorizes the issuance of up to 25,000,000 Class C Shares. No Class C shares are currently issued or outstanding.

On November 28, 2011, the Company issued 100 ordinary shares to Kyle Shostak, the Company’s initial shareholder and founder, for a consideration of $0.01. On February 13, 2012, the Company issued 2,804,562 ordinary shares to CIS Acquisition Holding Co. Ltd. and 70,338 ordinary shares to Mr. Shostak for an aggregate consideration of $24,999.99, or approximately $0.0087 per share. On October 18, 2012, the founders contributed an aggregate of 1,437,500 shares of the Company’s ordinary shares to the Company’s capital at no cost to the Company and the Company subsequently cancelled such shares. On November 30, 2012, the founders contributed an aggregate of 75,000 shares of the Company’s ordinary shares to the Company’s capital at no cost to the Company and the Company subsequently cancelled such shares. On December 14, 2012, our founders contributed an aggregate of 272,500 shares to the Company’s capital at no cost to the Company and the Company subsequently cancelled such shares. Immediately prior to the consummation of the Public Offering, the founders exchanged all 1,090,000 ordinary shares for their respective portion of 1,090,000 newly-issued Class A Shares. The Company redeemed 90,000 of the founders’ Class A shares for no consideration because the underwriter’s over-allotment option expired unexercised on March 18, 2013 so that the Company’s founders own 20% of the issued and outstanding Class A shares (not including the Underwriter Shares) after the Public Offering. Additionally, the founders and the underwriters agreed not to redeem or tender the Class A Shares that they hold. The founders’ shares and the Underwriter Shares will automatically convert to Class C Shares or ordinary shares, as applicable, upon consummation of the Acquisition Transaction.

7.	Subsequent Events

The Company evaluated events that have occurred after the balance sheet date of October 31, 2013 through the date which the financials were available to be issued. Based upon this review, other than as already disclosed within these financial statements in Note 3 – Summary of Significant Accounting Policies, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements.

F-17

CIS Acquisition Ltd.

BALANCE SHEETS

	April 30, 2014	October 31, 2013
	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$12,648	$135,659
Prepaid expenses and other current assets	36,333	69,000
Total current assets	48,981	204,659

Restricted investments and cash equivalents held in Trust Account	41,622,401	41,614,621
Total assets	$41,671,382	$41,819,280

LIABILITIES, REDEEMABLE SHARES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses	$191,674	$59,440
Loan payable - related party	30,000	-
Total current liabilities	221,674	59,440

Warrant liability	3,185,000	3,230,000
Total liabilities	3,406,674	3,289,440

Commitments and contingencies

Class A shares, subject to possible redemption or tender, 3,500,000 shares at redemption value	36,400,000	36,400,000

Shareholders’ Equity
Preferred shares, $0.0001 par value, 5,000,000 shares authorized; none issued or outstanding
Class A shares, $0.0001 par value, 25,000,000 shares authorized; 1,636,000 shares issued and outstanding (excluding 3,500,000 Class A shares subject to possible redemption or tender)	164	164
Class B shares, $0.0001 par value, 25,000,000 shares authorized; none issued or outstanding	-	-
Class C shares, $0.0001 par value, 25,000,000 shares authorized; none issued or outstanding	-	-
Ordinary shares $0.0001 per share; 75,000,000 shares authorized; none issued or outstanding	-	-
Additional paid in capital	5,563,747	5,563,747
Accumulated deficit	(3,699,203)	(3,434,071)
Total shareholders’ equity	1,864,708	2,129,840

Total liabilities, redeemable common shares and shareholders’ equity	$41,671,382	$41,819,280

The accompanying notes are an integral part of these financial statements.

F-18

CIS Acquisition Ltd.

STATEMENTS OF OPERATIONS

(unaudited)

	For the Six Months Ended April 30,
	2014	2013

Operating Expenses:
Legal and professional fees	$234,406	$23,332
Office expense - related party	45,000	30,000
General and administrative expenses	38,506	26,780
Loss from operations	(317,912)	(80,112)

Other Income (Expense):
Change in fair value of warrants	45,000	(3,995,000)
Interest income	7,780	6,981
Net loss	$(265,132)	$(4,068,131)

Weighted average shares outstanding, basic and diluted (1)	1,636,000	1,460,309
Basic and diluted net loss per common share	$(0.16)	$(2.79)

(1) Excludes an aggregate of 90,000 ordinary shares held by the founders that were subject to redemption to the extent the underwriters’ over-allotment option was not exercised in full. Such shares became Class A Shares upon closing of the Public Offering and were redeemed for no consideration on March 18, 2013.

The accompanying notes are an integral part of these financial statements.

F-19

CIS Acquisition Ltd.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Six Months Ended April 30, 2014

	Class A Shares		Additional Paid-in	Accumulated	Total Shareholders’
	Shares	Amount	Capital	Deficit	Equity

Balance, November 1, 2013	1,636,000	$164	$5,563,747	$(3,434,071)	$2,129,840

Net loss for the six months ended April 30, 2014	-	-	-	(265,132)	(265,132)

Balance, April 30, 2014 (unaudited)(1)	1,636,000	$164	$5,563,747	$(3,699,203)	$1,864,708

(1) A total of 3,500,000 shares of Class A Shares were subject to redemption or tender at October 31, 2014.

The accompanying notes are an integral part of these financial statements.

F-20

CIS Acquisition Ltd.

STATEMENTS OF CASH FLOWS

(unaudited)

	For the Six Months Ended April 30,
	2014	2013
Cash flows from operating activities:
Net Loss	$(265,132)	$(4,068,131)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of warrant liability	(45,000)	3,995,000
Accrued interest	(7,781)	(6,981)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	32,667	-
Accrued expenses	132,235	39,682
Net cash used in operating activities	(153,011)	(40,430)

Cash flows from investing activities:
Investment in cash and cash equivalent held in Trust Account	-	(41,600,000)
Purchase of restricted investments and cash equivalents held in Trust Account	(41,617,100)	-
Proceeds from maturity of restricted investments and cash equivalents held in Trust Account	41,617,100	-
Net cash used in investing activities	-	(41,600,000)

Cash flows from financing activities:
Proceeds from Public Offering, net of offering costs	-	39,016,600
Proceeds from note payable to an affiliate	30,000	65,000
Repayment of note payable	-	(387,155)
Payment of deferred offering costs	-	(145,565)
Proceeds from Warrant Offering	-	3,375,000
Proceeds from Sale of Class A Shares to Underwriter	-	2,720
Net cash provided by financing activities	30,000	41,926,600

Net (decrease) increase in cash and cash equivalents	(123,011)	286,170
Cash and cash equivalents - beginning	135,659	32,438
Cash and cash equivalents - ending	$12,648	$318,608

The accompanying notes are an integral part of these financial statements.

F-21

CIS Acquisition Ltd.
Notes to Unaudited Interim Financial Statements
For the Six Months Ended April 30, 2014

1.	Organization, Plan of Business Operations, Liquidity and Going Concern

Organization and Plan of Business Operations

CIS Acquisition Ltd. (“CIS” or the “Company”) was formed on November 28, 2011 under the laws of the British Virgin Islands as an innovated public acquisition company (“IPAC”). The Company was formed to acquire, through a merger, share exchange, asset acquisition, share purchase, reorganization, exchangeable share transaction or other similar business transaction, one or more operating businesses or assets (“Acquisition Transaction”). An IPAC is a blank check company that permits the Company to return funds from a trust account to redeeming shareholders after the completion of an Acquisition Transaction. Although the Company is not limited to a particular geographic region or industry, it intends to focus on operating businesses with primary operations in Russia and Eastern Europe.

As of April 30, 2014, the Company had not yet commenced operations. All activity through April 30, 2014 relates to the Company’s formation, initial public offering of its securities and the identification and investigation of a suitable operating business or assets with which to complete an Acquisition Transaction.

On June 16, 2014, a Stock Purchase Agreement (the “Red Rock Agreement”) was entered into by and among CIS, Red Rock Holdings Group, LLC, a Delaware Limited Liability company (“Red Rock” or the “Target”), and Foster Jennings, Inc., Red Rock’s sole member (the “Member”). Since the Company entered into the Agreement on June 16, 2014, and filed with the SEC a tender offer on June 23, 2014, the time period for closing the Acquisition Transaction was automatically extended to September 21, 2014. Red Rock defaulted on its obligation under the Red Rock Agreement. On September 16, 2014, CIS terminated the Red Rock Agreement as it did not provide audited financial statements.

On September 16, 2014, a Stock Purchase Agreement (the “Agreement”) was entered into by and among CIS, Delta Advanced Materials Limited, a Hong Kong company (“Delta”) and Elite Ride Limited, a British Virgin Islands company (“Delta’s Parent”) and the Elite Ride Limited Shareholders (“Elite Shareholders”) (See Note 7 – Stock Purchase Agreement).

The accompanying unaudited financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information and Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation have been included. Operating results for the six months ended April 30, 2014 are not necessarily indicative of the results that may be expected for the year ended October 31, 2014. For further information refer to the financial statements and footnotes thereto included in the Company’s Annual Report on Form 20-F for the year ended October 31, 2013, filed with Securities and Exchange Commission on March 17, 2014.

The Company was required to determine if it was a foreign private issuer (“FPI”) under Rule 3b4(d) of the Exchange Act, as of a date within 30 days of the filing of the Registration Statement with the SEC for the Public Offering. The Company determined it was an FPI prior to the filing of the Registration Statement. As an FPI, the Company will be required to comply with the tender offer rules in connection with its initial Acquisition Transaction. The Company is required to determine its status as an FPI on an ongoing basis for all subsequent fiscal years as of the last day of its most recently completed second fiscal quarter. Accordingly, for the year ended October 31, 2013, as of the last day of that period’s most recently completed second quarter (April 30, 2013), the Company determined that it was an FPI. If the Company were to no longer qualify as an FPI (as set forth in Rule 3b4 of the Exchange Act), the Company would then become subject to the US domestic issuer rules as of the first day of its fiscal year following the determination date.

The registration statement for the Company’s initial public offering (“Public Offering”) was declared effective on December 18, 2012. On December 21, 2012, the Company consummated the Public Offering and received proceeds (net of underwriter’s discount of $720,000 and offering costs of $718,809) of $38,561,191. The Company also received $3,375,000 from the issuance of 4,500,000 warrants (“Placement Warrants”) in a private placement (the “Private Placement”) and $2,720 from the issuance of 136,000 of its callable Class A Shares in a private placement (the “Underwriter Placement”).

F-22

CIS Acquisition Ltd.
Notes to Unaudited Interim Financial Statements
For the Six Months Ended April 30, 2014

1.	Organization, Plan of Business Operations, Liquidity and Going Concern, continued

Organization and Plan of Business Operations, continued

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering, the Private Placement and the Underwriter Placement, although substantially all of the net proceeds are intended to be applied generally toward consummating an Acquisition Transaction. There is no assurance that the Company will be able to affect an Acquisition Transaction successfully. Upon the closing of the Public Offering, $41,600,000 ($10.40 per share sold in the Public Offering), including the proceeds of the Private Placement and the Underwriter Placement, was placed in and continues to be held in a trust account (the “Trust Account”) and is invested in U.S. government treasury bills having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, that invest solely in U.S. Treasuries until the earlier of the consummation of the Company’s initial Acquisition Transaction and the Company’s failure to consummate an Acquisition Transaction within the prescribed time.

Placing funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, service providers, prospective target businesses or other entities it engages, execute agreements with the Company waiving any claim of any kind in or to any monies held in the Trust Account, there is no guarantee that such persons will execute such agreements. If the Company is unable to complete an Acquisition Transaction and is forced to dissolve and liquidate, our founders, by agreement, will jointly and severally indemnify the Company for all claims of contracted parties, to the extent the Company fails to obtain valid and enforceable waivers from such parties. Under these circumstances, the Company’s board of directors would have a fiduciary obligation to the Company’s shareholders to bring a claim against our founders to enforce their indemnification obligations. The Company has questioned our founders on their financial net worth and reviewed their financial information and believes they will be able to satisfy any indemnification obligations that may arise, although there can be no assurance of this. Our founders are under no obligation to us to preserve their assets or provide the Company with information regarding changes in their ability to satisfy these obligations.

The Company’s units are listed on the Nasdaq Capital Markets (“Nasdaq”). Pursuant to the Nasdaq listing rules, the target business or businesses that the Company acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (less taxes payable) at the time of the execution of a definitive agreement for its initial Acquisition Transaction, although the Company may acquire a target business whose fair value significantly exceeds 80% of the Trust Account balance.

If an acquisition is not completed by September 21, 2014, CIS will be required to automatically liquidate the trust account and distribute a pro rata portion of the trust account ($10.40 per share) to each holder of Callable Class B Ordinary Shares, and the Callable Class B Ordinary Shares will be canceled.

The Company is required to provide shareholders who acquired shares in the Public Offering that did not agree to convert their Series A ordinary shares into Series B ordinary shares (“Public Shareholders”) with the opportunity to redeem their public shares for a pro rata share of the Trust Account in connection with an Acquisition Transaction or, if an Acquisition Transaction is completed and a tender offer is not completed by September 21, 2014, liquidate the trust account to Series B shareholders on a pro rata basis. Each Public Shareholder will be entitled to receive a full pro rata portion of the amount then in the Trust Account ($10.40 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company or necessary to pay its taxes).

The Company is not required to obtain shareholder approval for the Acquisition Transaction, unless the nature of the acquisition would require such approval under applicable British Virgin Islands law. Public Shareholders will be entitled to redeem or will have their shares automatically redeemed for cash equal to the pro rata portion of the Trust Account in connection with the Acquisition Transaction, regardless of how it is structured. The manner in which Public Shareholders may redeem their shares or will have their shares automatically redeemed will depend on one of the following structures of the transaction:

Pre-acquisition tender offer: Prior to the consummation of an Acquisition Transaction, a tender offer would be initiated for all outstanding callable Class A Shares at a price equal to a pro rata share of the Trust Account. Public Shareholders will be entitled to tender all or a portion of their callable Class A Shares. However, the Company’s founders would not be eligible to tender any shares they own in such tender offer. Given the time remaining before the Company will be required to dissolve, the Company will not be able to close an Acquisition Transaction making use of a pre-acquisition tender offer.

F-23

CIS Acquisition Ltd.
Notes to Unaudited Interim Financial Statements
For the Six Months Ended April 30, 2014

1.	Organization, Plan of Business Operations, Liquidity and Going Concern, continued

Organization and Plan of Business Operations, continued

Post-acquisition tender offer: A Report of Foreign Private Issuer would be filed on Form 6-K with the SEC disclosing that the Company has entered into a definitive acquisition transaction agreement and intends to consummate the Acquisition Transaction without shareholder vote or a pre-acquisition tender offer. Prior to the consummation of the Acquisition Transaction, the Company shall seek to have certain Class A shareholders (accredited investors who own 5% or more of shares) elect to convert all of their callable Class A Shares into Class C Shares on a one-for-one basis, with any remaining callable Class A Shares automatically converting to callable Class B Shares immediately following consummation of the Acquisition Transaction.

The Company will consummate an Acquisition Transaction only if holders of no more than 87.5% of the Public Shareholders are eligible to receive a pro-rata portion of the Trust Account post Acquisition Transaction. As the Company does not have sufficient time to complete a tender offer post Acquisition Transaction if an Acquisition Transaction is completed, the Trust Account will be liquidated on September 21, 2014.

The founders and holders of Underwriter Shares (defined below) have agreed to waive the right to participate in any distribution from the Trust Account, but not with respect to any units or callable Class A Shares they acquired in the Public Offering or acquire in the aftermarket.

Liquidity and Going Concern

The Company anticipates that in order to fund its working capital requirements, the Company will need to use all of the remaining funds not held in trust, the interest earned on the funds held in the trust account, as well as enter into contingent fee arrangements with its vendors. The Company may need to raise additional capital through additional loans or additional investments from its founders, officers, directors, or third parties. None of the founders, officers or directors is under any obligation to advance funds to, or to invest in, the Company. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of its business plan, and controlling overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of these uncertainties.

2.	Public Offering and Private Placement

In connection with the Public Offering, on December 21, 2012, the Company sold 4,000,000 Units at $10.00 per unit (“Units”) generating gross proceeds of $40,000,000. Each Unit consists of one callable Class A Share, $0.0001 par value, and one redeemable warrant (each a “Warrant”) to purchase one ordinary share of the Company. Each Warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of $10.00 commencing on the later of (a) December 18, 2013 and (b) the consolidation of each series of the Company’s ordinary shares into one class of ordinary shares, and will expire on the earlier of December 18, 2017 and the date of the Company’s dissolution and liquidation of the Trust Account, unless such Warrants are earlier redeemed.

The Warrants may be redeemed by the Company at a price of $0.01 per Warrant in whole but not in part upon 30 days prior written notice after the Warrants become exercisable, only in the event that the last sale price of the ordinary shares is at least $15.00 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given. In the event that there is no effective registration statement or prospectus covering the ordinary shares issuable upon exercise of the Warrants, holders of Warrants may elect to exercise them on a cashless basis by paying the exercise price by surrendering their Warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of shares underlying the redeemable warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” means the average reported last sale price of our ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the Warrant notice is sent to the warrant agent. The Company would not receive additional proceeds to the extent the redeemable warrants are exercised on a cashless basis.

F-24

CIS Acquisition Ltd.
Notes to Unaudited Interim Financial Statements
For the Six Months Ended April 30, 2014

2.	Public Offering and Private Placement, continued

The callable Class A Shares and Warrants began separate trading on March 18, 2013. The callable Class A Shares will continue to trade until the Acquisition Transaction has been completed, at which time they will either: (i) automatically be consolidated with all ordinary shares into one series, if redemption rights were granted prior to, or concurrently with, the completion of the Acquisition Transaction; or (ii) automatically separate from the units and convert to callable Class B Shares, if the Acquisition Transaction is completed prior to a post-acquisition tender offer. After the post-acquisition tender offer, the callable Class B Shares will be consolidated with other outstanding ordinary shares. Upon consummation of the Public Offering, the ordinary shares purchased by the founders were exchanged for Class A Shares (Note 7). Such shares will not be redeemable, will be placed in escrow and will not be released until December 18, 2014.

The Company sold to Chardan Capital Markets, LLC and its designees (the “Underwriter”), for an aggregate of $100, an option to purchase 280,000 units at an exercise price of $12.00 per unit, which is comprised of 280,000 ordinary shares and warrants to purchase 280,000 ordinary shares. The Underwriter’s unit purchase option will be exercisable at any time, in whole or in part, from the later of (i) the consolidation of each series of the Company’s ordinary shares into one class of ordinary shares, or (ii) June 18, 2013, and expire on the earlier of December 18, 2017 and the day immediately prior to the day on which the Company has been dissolved. The Company has accounted for the fair value of the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Public Offering resulting in a charge directly to shareholders’ equity. The Company estimated that the fair value of this unit purchase option was approximately $968,876 (or $3.46 per unit) using a Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriter was estimated as of the date of grant using the following assumptions: (1) expected volatility of 46%, (2) risk-free interest rate of 0.76% and (3) expected life of five years. The Company has no obligation to net cash settle the exercise of the unit purchase option or underlying Warrants.

In connection with the Underwriter Placement, on December 21, 2012, the Company sold to the underwriters of the Public Offering, including Maxim Group LLC, the qualified independent underwriter, for an aggregate of $2,720, an aggregate of 136,000 Class A Shares (the “Underwriter Shares”). Such shares are not redeemable, have been placed in escrow and will not be released until December 18, 2014. Additionally, the underwriters have agreed to waive their rights to participate in any distribution from the Trust Account. The Company accounted for the fair value of the Underwriter Shares, inclusive of the receipt of $2,720 cash payment, as an expense of the Public Offering resulting in a charge directly to shareholders’ equity. The Company estimated that the fair value of these shares was approximately $1,360,000 ($10.00 per share).

In connection with the Private Placement, on December 21, 2012, the founders and certain of their designees purchased 4,500,000 warrants (the “Placement Warrants”) at a price of $0.75 per warrant for an aggregate purchase price of $3,375,000. The proceeds from the sale of the Placement Warrants are held in the Trust Account pending completion of the Acquisition Transaction. The Placement Warrants are identical to the Warrants, except that the Placement Warrants are (i) subject to certain transfer restrictions described below, (ii) cannot be redeemed by the Company, and (iii) may be exercised during the applicable exercise period, on a for cash or cashless basis, at any time after the consolidation of each series of the Company’s ordinary shares into one class of ordinary shares after consummation of an Acquisition Transaction or post-acquisition tender offer, as the case may be, even if there is not an effective registration statement relating to the shares underlying the Placement Warrants, so long as such warrants are held by the founders, their designees, or their affiliates. Notwithstanding the foregoing, if the Placement Warrants are held by holders other than the founders or their permitted transferees, the Placement Warrants will only be exercisable by the holders on the same basis as the Warrants included in the units being sold in the Public Offering.

The founders have agreed, subject to certain exceptions below, not to sell, assign or otherwise transfer any of their Placement Warrants until the consummation of the Acquisition Transaction or the completion of a post-acquisition tender offer, as the case may be. Prior to the consummation of an Acquisition Transaction or the completion of a post-acquisition tender offer, as the case may be, the Placement Warrants may only be transferred (i) by gift to an affiliate or a member of the holder’s immediate family (or a member of the immediate family of its officers or directors) or to a trust or other entity, the beneficiary of which is the holder (or one of its officers or directors or a member of their respective immediate families), (ii) by virtue of the laws of descent and distribution upon death of any holder, or (iii) pursuant to a qualified domestic relations order; provided, however, that as relates to the Placement Warrants, any such transfers may be implemented only upon the respective transferee’s written agreement to be bound by the terms and conditions of the insider letter agreement executed by the transferring holder.

F-25

CIS Acquisition Ltd.
Notes to Unaudited Interim Financial Statements
For the Six Months Ended April 30, 2014

3.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The significant estimate is for the value of the warrants.

Loss Per Share

Basic loss per share is computed by dividing net loss by the weighted-average number of ordinary or Class A shares, as applicable, outstanding during the period. Class A shares subject to possible redemption of 3,500,000 shares as of April 30, 2014 and 2013 have been excluded from the calculation of basic loss per share since such shares, if redeemed, only participate in their pro rata share of the trust earnings. Loss per share assuming dilution would give effect to the dilutive underwriter’s purchase option, warrants, and other potential ordinary shares outstanding during the period. The Company has not considered the effect of warrants to purchase 8,500,000 ordinary shares and the underwriter’s option to purchase 280,000 Units in the calculation of diluted loss per share, since the exercise of the warrants and the option is contingent upon the occurrence of future events.

Cash and Cash Equivalents

Cash: The Company maintains its cash with high credit quality financial institutions. At times, the Company’s cash and cash equivalents may be uninsured or in deposit accounts that exceed insured amounts. Accordingly, the Company is subject to the risk of failure of the financial institutions where it maintains its cash deposits. In September, 2013, approximately $55,000 was wired from the Company’s former operating bank account pursuant to unauthorized wire instructions. On March 4, 2014, the Company received $50,000 as a settlement from the bank in connection with the unauthorized wire theft.

Cash Equivalents: The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

Restricted Investments and Cash Equivalents Held in Trust Account

The amounts held in the Trust Account represent substantially all of the proceeds of the Public Offering, the Private Placement and the Underwriter Placement and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of an Acquisition Transaction.

As of April 30, 2014, investment securities held in the Trust Account consisted of $41,599,206 in a United States Treasury Bill, which matured on May 15, 2014 and $22,401 of cash equivalents. The Company classifies its United States Treasury securities as held-to-maturity in accordance with ASC 320 “Investments – Debt and Equity Securities”. Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheet and are adjusted for the accretion of discounts.

A decline in the market value of held-to-maturity securities below cost that is deemed to be other than temporary, results in an impairment that reduces the carrying costs to such securities’ fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and accretion is included in the “interest income” line item in the statements of operations. Interest income is recognized when earned.

F-26

CIS Acquisition Ltd.
Notes to Unaudited Interim Financial Statements
For the Six Months Ended April 30, 2014

3.	Summary of Significant Accounting Policies, continued

Restricted Investments and Cash Equivalents Held in Trust Account, continued

The carrying amount, gross unrealized holding gains and the fair value of held-to-maturity securities as of April 30, 2014 are as follows:

	Carrying Amount	Gross Unrealized Holding Gain	Fair Value
Held-to-maturity:

U.S. Treasury Bills	$41,599,206	$794	$41,600,000

On May 15, 2014, the Company realized proceeds from the maturity of its U.S. Treasury Bills of $41,600,000. The proceeds from the maturity remain held in the Trust Account as restricted cash and cash equivalents.

Income Tax

The Company complies with FASB ASC 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. FASB ASC 740 also establishes recognition requirements for the accounting for uncertainty in income taxes. The Company has identified the British Virgin Islands as its only major tax jurisdiction. There were no unrecognized tax benefits as of April 30, 2014. Since the Company was incorporated on November 28, 2011, the evaluation was performed for the tax years ended October 31, 2013 and 2012, which are the only periods subject to examination. The section prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at April 30, 2014. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

Fair Value Measurements

The carrying amounts of cash, cash equivalents, restricted cash, and accrued expenses and other current liabilities, approximate fair value due to the short-term nature of these instruments.

Fair value is defined as an exit price, representing the amount that would be received upon the sale of an asset or payment to transfer a liability in an orderly transaction between market participants. Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or liability. A three-tier fair value hierarchy is used to prioritize the inputs in measuring fair value as follows:

Level 1.	Quoted prices in active markets for identical assets or liabilities.
Level 2.	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable, either directly or indirectly.
Level 3.	Significant unobservable inputs that cannot be corroborated by market data.

F-27

CIS Acquisition Ltd.
Notes to Unaudited Interim Financial Statements
For the Six Months Ended April 30, 2014

3.	Summary of Significant Accounting Policies, continued

Fair Value Measurements, continued

The assets or liability’s fair value measurement within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. The following table provides a summary of the liabilities that are measured at fair value on a recurring basis.

	Consolidated Balance Sheet	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Quoted Prices for Similar Assets or Liabilities in Active Markets (Level 2)	Significant Unobservable Inputs (Level 3)
Derivative Liabilities:
October 31, 2013	$3,230,000	$-	$-	$3,230,000
April 30, 2014	$3,185,000	$-	$-	$3,185,000

The following table sets forth a summary of the changes in the fair value of the Company’s Level 3 financial liabilities that are measured at fair value on a recurring basis:

For the Six Months Ended April 30,
2014
Beginning balance	$3,230,000
Change in fair value of warrant liability	(45,000)
Ending balance	$3,185,000

Level 3 financial liabilities consist of the derivative liabilities for which there is no current market such that the determination of fair value requires significant judgment or estimation. Changes in fair value measurements categorized within Level 3 of the fair value hierarchy are analyzed each period based on changes in estimates or assumptions and recorded as appropriate.

Level 3 liabilities are valued using unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the derivate liabilities. For fair value measurements categorized within Level 3 of the fair value hierarchy, the Company’s Chief Financial Officer determines its valuation policies and procedures. The development and determination of the unobservable inputs for Level 3 fair value measurements and fair value calculations are the responsibility of the Company’s Chief Financial Officer with support from the Company’s consultants.

The Company accounts for the 4,000,000 warrants issued in connection with the Public Offering, and the 4,500,000 warrants issued in connection with the Private Placement in accordance with the guidance contained in ASC 815-40-15-7D whereby under that provision they do not meet the criteria for equity treatment and must be recorded as a liability. Accordingly, the Company classifies the warrant instrument as a liability at its fair value. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations.

The fair value of the warrant liability was determined by the Company using the Binomial Lattice pricing model.  This model is dependent upon several variables such as the instrument’s expected term, expected strike price, expected risk-free interest rate over the expected instrument term, the expected dividend yield rate over the expected instrument term expected volatility of the Company’s share price over the expected term, expected time to complete an acquisition and estimated probability of completing a successful acquisition.  The expected term represents the period of time that the instruments granted are expected to be outstanding.  The expected strike price is based upon a weighted average probability analysis of the strike price changes expected during the term as a result of the down round protection.  The risk-free rates are based on U.S. Treasury securities with similar maturities as the expected terms of the options at the date of valuation. Expected dividend yield is based on historical trends.  The Company measures volatility using a blended weighted average of the volatility rates for a number of similar publicly-traded companies along with the Company’s historical volatility.

F-28

CIS Acquisition Ltd.
Notes to Unaudited Interim Financial Statements
For the Six Months Ended April 30, 2014

3.	Summary of Significant Accounting Policies, continued

Fair Value Measurements, continued

A significant decrease in the volatility or a significant decrease in the Company’s share price, in isolation, would result in a significantly lower fair value measurement. Changes in the values of the derivative liabilities are recorded in change in fair value of derivative liabilities within other expense (income) on the Company’s statements of operations.

As of April 30, 2014, there were no transfers in or out of Level 3 from other levels in the fair value hierarchy.

The inputs to the model were as follows:

	April 30, 2014	October 31, 2013
Dividend yield (per share)	0%	0%
Risk-free interest rate:	0.87%	1.3%
Expected term	3.6 years	4.13 years
Expected volatility rate	16.57%	18.1%
Assumed acquisition date	August 18, 2014	August 18, 2014
Estimated probability of acquisition success	61.6%	61.2%

In connection with the fair value of the derivative liabilities as of April 30, 2014, the Company considered the impact on the fair value as reported, as if the assumed acquisition date had been September 19, 2014, and concluded that any changes to the fair value of the derivative liabilities would be immaterial.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, may exceed insured amounts. Accordingly, the Company is subject to the risk of failure of the financial institutions where it maintains its cash deposits. See discussion under Cash and Cash Equivalents regarding a theft against one of the Company’s former bank accounts.

Ordinary Shares Subject to Possible Conversion

The ordinary shares as part of the Units (the “Units”) issued in the Public Offering, contained a conversion feature which is subject to redemption. In accordance with ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”), redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity.

Accordingly, 3,500,000 of the 4,000,000 public shares were classified outside of permanent equity at redemption value because the redemption rights are subject to the occurrence of certain events that are outside of the Company’s control. The redemption value at April 30, 2014 was equal to approximately the pro rata share of the aggregate amount then on deposit in the Trust Account ($10.40 per share at April 30, 2014).

Recent Accounting Pronouncements

In June 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-10, “Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation.” This ASU removes the definition of a development stage entity from the ASC, thereby removing the financial reporting distinction between development stage entities and other reporting entities from GAAP. In addition, the ASU eliminates the requirements for development stage entities to (1) present inception-to-date information in the statements of operations, cash flows, and stockholders’ equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods therein. Early adoption is permitted. The Company has elected to early adopt this ASU effective with this Quarterly Report on Form 10-Q and its adoption resulted in the removal of previously required development stage disclosures.

In August 2014, the FASB issued a new accounting standard which requires management to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern for each annual and interim reporting period. If substantial doubt exists, additional disclosure is required. This new standard will be effective for the Company for annual and interim periods beginning after December 15, 2016. Early adoption is permitted. The Company expects to adopt this new standard for the fiscal year ending February 3, 2018 and the Company will continue to assess the impact on its consolidated financial statements.

4.	Commitments

The Company entered into an agreement with the underwriters (the “Underwriting Agreement”). Pursuant to the Underwriting Agreement, the Company paid an underwriting discount of 1.8% of the gross proceeds of the Public Offering, or $720,000 on December 21, 2012.

F-29

CIS Acquisition Ltd.
Notes to Unaudited Interim Financial Statements
For the Six Months Ended April 30, 2014

4.	Commitments, continued

The holders of the founders’ shares, as well as the holders of the Placement Warrants (and underlying securities) and Underwriter Shares, are entitled to registration rights pursuant to a registration rights agreement signed on December 18, 2012. The holders of the majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of the majority of the founders’ shares and Underwriter Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which the founders’ shares are to be released from escrow. The holders of a majority of the Placement Warrants (or underlying securities) can elect to exercise these registration rights at any time after the Company consummates an Acquisition Transaction or completes a post-acquisition tender offer, as the case may be. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of an Acquisition Transaction or post-acquisition tender offer. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

5.	Related Party Transactions

The Company agreed to pay to CIS Acquisition Holding Co. Ltd. (“CIS Acq Holding”), an affiliate of Anatoly Danilitskiy, our Chairman and Chief Executive Officer, and Taras Vazhnov, our director, a total of $7,500 per month for office space, administrative services and secretarial support for a period commencing on December 18, 2012 and ending on the earlier of the consummation of an Acquisition Transaction or the Company’s liquidation. Such fees have been paid as incurred only out of interest earned on the trust account or assets not held in trust, if any. If there are insufficient funds from interest earned on the trust account or from assets not held in trust, then the obligation to CIS Acquisition Holding Co. Ltd. will be accrued and not paid. During the six months ended April 30, 2014 and 2013, the Company has incurred $45,000 and $30,000, respectively, for these office space expenses to CIS Acquisition Holding Co. Ltd.

On March 24, 2014, the Company entered into an agreement with CIS Acq Holding, under which for one year the Company may borrow up to $300,000 with no interest. All amounts borrowed under this agreement are due March 23, 2015. On March 25, 2014, May 12, 2014 and June 11, 2014, the Company borrowed $30,000, $10,000 and $120,000 under this borrowing arrangement. As of April 30, 2014, a balance of $30,000 was outstanding under this loan.

6.	Shareholders’ Equity

Preferred Shares:

The Company’s Amended and Restated Memorandum of Association authorizes the issuance of up to 5,000,000 preferred shares each with such designation, rights and preferences as may be determined by the board of directors. No preferred shares are currently issued or outstanding.

Ordinary Shares:

The Company’s Amended and Restated Memorandum of Association authorizes the issuance of up to 75,000,000 ordinary shares. No ordinary shares are currently issued or outstanding.

Class A Shares:

The Company’s Amended and Restated Memorandum of Association authorizes the issuance of up to 25,000,000 Class A shares. As of April 30, 2014 and October 31, 2013, 1,636,000 Class A shares were issued and outstanding, excluding 3,500,000 Class A shares subject to possible redemption or tender.

Class B Shares:

The Company’s Amended and Restated Memorandum of Association authorizes the issuance of up to 25,000,000 Class B Shares. No Class B shares are currently issued or outstanding.

Class C Shares:

The Company’s Amended and Restated Memorandum of Association authorizes the issuance of up to 25,000,000 Class C Shares. No Class C shares are currently issued or outstanding.

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CIS Acquisition Ltd.
Notes to Unaudited Interim Financial Statements
For the Six Months Ended April 30, 2014

7.	Stock Purchase Agreement

On September 19, 2014, the Delta Agreement was entered into by and among CIS, Delta and Delta’s Parent and the Elite Shareholders. Pursuant to the Agreement, the Company will acquire 100% of the issued and outstanding equity interests in Delta from Delta’s Parent and Elite Shareholders in exchange for the transaction consideration consisting of 6,060,000 Ordinary Shares (the “Acquisition”). The Agreement also provides additional shares to be issued to Delta’s Parent and Elite Shareholders.

8.	Subsequent Events

The Company evaluated events that have occurred after the balance sheet date of April 30, 2014 through the date which the financials were available to be issued. Based upon this review, other than as already disclosed within these financial statements in Notes 1, 3 and 7, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements.

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